beno+



# At Beno, we're building the next generation of electric 2 wheelers

E-bikes

**$68b**
market
2026

**9.0%**
CAGR

E-scooters

E-motorcycles

**$41b**
market
2028

**4.0%**
CAGR

Source: Markets and Markets



# Electric vehicles are the new mobility standard

## The NPD Group

**$490M** worth of e-bikes were sold in the US between January and October 2020, a **144% increase** over the same period is 2019"

## Deloitte

"The number of e-bikes in circulation worldwide should reach **300M** by 2023"

**Driven by** ↓

- **Government Incentives**
- **Increasing Urbanization**
- **Environmental Concerns**
- **Success of Electric Cars**



# Investors are capitalizing on the e-bike boom

TECH \ TRANSPORTATION \ RIDEABLES

## Rad Power Bikes raises $150 million to grow its electric bike empire

*'We've got our sights set on something much bigger than an e-bike brand'*

By Andrew J. Hawkins | @andyjayhawk | Feb 4, 2021, 10:55am EST

## Electric-bike maker Cowboy raises $26 million

*16 September 2020, 06:00 (EDT)* • Company

## VanMoof raises $40m to further capitalize on worldwide e-bike boom

**EZGO Technologies** (NASDAQ:EZGO) launched its initial public offering (IPO) on Tuesday and it was a success for the electric bicycle company with shares of the stock soaring higher.

# The e-bike market is saturated with bikes that look and feel the same

**Customers want -**

- ✓ Great looking bikes
- ✓ Smarter bikes
- ✓ Convenience
- ✓ Safety and security

**E-bikes on the market today**


PEDEGO
TREK



# Theft is a major concern for e-bike users

**2m+**

Bikes are stolen each year in North America

Source: Bloomberg CityLab

**97.6%**

Of bikes stolen are never recovered

Source: Bloomberg CityLab

**28%**

YoY increase in stolen bike complaints

Source: bicycling.com

# E-bikes are missing out on tech. We're on a mission to change this

**Range Extension**

Regenerative braking, automatic transmission

**Improved Comfort**

Active damping, design optimization

**Improved Convenience**

Detachable wheels, folding design

**Improved Materials**

Carbon fibre chassis, weight reduction

## 10 patents pending


Meet **Reevo**, the world’s coolest e-bike

# Pioneering class-leading innovation


USB Charging Point
Maintenance
Free Drivetrain
Egronomic Saddle
Electric Wheel Lock
Integrated Break
& Signal Lights
Adaptative Pedal Assist
Detachable Battery
Motion Sensor
Strong,
Lightweight Core
Handlebar Throttle
Fingerprint Reader &
Turn Signal Switch
Dashboard Cradle
GPS Module
One Sided Fork
Autonomous LED
Headlamps
Saddle Storage
Hubless e-drive






| Features | Reevo | Trek | Pedego | Stromer |
|---|---|---|---|---|
| Integrated anti-theft | ✓ | X | X | ✓ |
| Biometric access | ✓ | X | X | X |
| Electronic wheel lock | ✓ | X | X | X |
| Motion sensor | ✓ | X | X | X |
| GPS tracking | ✓ | X | X | ✓ |
| Autonomous headlamps | ✓ | X | X | X |
| Signal lights | ✓ | X | X | X |
| Removable battery | ✓ | ✓ | X | ✓ |
| Adaptive pedal assist | ✓ | ✓ | ✓ | ✓ |
| Ride dashboard | ✓ | ✓ | X | ✓ |
| Price | **$3,349** | **$3,599** | **$3,995** | **$9,999** |



# We're disrupting a high growth market

- ✓ New innovative features
- ✓ Premium design
- ✓ Affordable price point
- ✓ One-of-a-kind

# We've caught the world's attention

yahoo! news · uncrate · designboom · INPUT · domus · ICON

GIZMODO · SMARTMOTION by FUTURA · FMT news · HIBRIDOS Y ELECTRICOS · SOMAG NEWS

THE SPORTSMAN · autoevolution · rtbf.be · détours · ntv

MANNERS · BIGLOBE · Doctissimo · NEOZONE · YD YANKO DESIGN

pb pinkbike · ebiketips · TopGear · IBEROBIKE.COM · DUERUOTE

CAPO VELO Cycling Collective · orange · WWWHATSNEW · HIRAMNORIEGA.COM · INMOTO

paultan.org · Electric Fat Bike Review · NEW ATLAS · NETZWELT

> "No spokes, no transparent center, no gimmicks, just pure engineering excellence and is built around a strong, lightweight core that's finished in sleek matte black.
>
> **InceptiveMind** innovation à la carte

---

> "There's a built in wheel lock, out of reach of bolt cutters, there in the frame, which is locked and unlocked by a fingerprint sensor. Great idea. There are anti-theft sensors and GPS tracking to protect your investment. Outstanding!
>
> **NEW ATLAS**

---

> "It is a masterpiece of a machine from the brilliant minds of Beno Technologies.
>
> **THE SPORTSMAN**

---

> "Beno Technologies defines the Reevo as the electric bike of the future with its aesthetic design.
>
> **allthego**

# Over $ 5.5m raised on Indiegogo in 9 months …

**10M+**
Organic engagements

**$7.3M+**
Projected revenue (Year 1)



# We're just getting started


Distributor
Expansion
Phase 1
Phase 2
Phase 3



**$7M+**

COMMITTED ORDERS IN Q1/Q2 2022

**200+**

DISTRIBUTOR APPLICATIONS



# We're growing FAST



Revenue projections (in $millions)
Battery subscriptions
Accessories
Product sales
$500.00
$400.00
$300.00
$200.00
$100.00
$0.00
Year 1
Year 2
Year 3
Year 4
Year 5
Year 6
Year 7



EBITDA projections (in $ millions)
$200.00
$150.00
$100.00
$50.00
$0.00
$0.81
$2.28
$18.42
$46.66
$87.29
$150.16
$197.07
Year 1
Year 2
Year 3
Year 4
Year 5
Year 6
Year 7

Forward looking projections cannot be guaranteed



# $68B

E-BIKE MARKET
2026

# $41B

E-MOTORCYCLE MARKET
2028

# 24%

BATTERY SWAP MARKET
9 YEAR CAGR

# We’ve got BIG plans

**2021**
**Reevo**



**2022**
Reevo SE

Battery Subscription Service

**2023**
Reevo X

Motorbike v1

**2024**
Reevo v2

Motorbike v2

Product names are subject to change



# Use of investment funds

Based on a $5M raise

| | Marketing and growth | Operations | Manufacturing expansion | R&D, IP, TA, Development |
|---|---|---|---|---|
| Year 1 | $500,000 | $150,000 | $1,000,000 | $500,000 |
| Year 2 | $500,000 | $150,000 | - | $700,000 |
| Year 3 | $500,000 | $200,000 | - | $800,000 |



# Grow with us

| *in USD $ millions* | Year 1 | Year 2 | Year 3 |
|---|---|---|---|
| EBITDA | 0.81 | 2.28 | 18.42 |
| EBITDA multiple | 50 | 50 | 50 |
| Fair valuation | 40.59 | 113.79 | 920.94 |
| Funding round | WeFunder | TBC | TBC |
| Return on investment | - | 280% | 2269% |

Forward looking projections cannot be guaranteed



**Contact: Ivan Chew**
ivan.chew@beno.io